August 13, 2010

Kristin Lochhead, Accounting Reviewer
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           Arrhythmia Research Technology, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 10, 2010
File No. 001-09731

Dear Ms. Lochhead:

On behalf of Arrhythmia Research Technology, Inc. (the “Company”), we are transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated August 10, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009.  As requested, we will revise the Company’s future filings in response to the Staff’s comments as indicated below.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response and/or information requested.

Form 10-K for the fiscal year ended December 31, 2009

Note 8. Commitments and Contingencies, page F-14

Operating Leases, page F-15

1.
We refer to your response to prior comment 19 of our June 2, 2010 letter and comment 1 of our July 8, 2010 letter.  We reiterate the provision in FASB ASC 840-40-25-2 which indicates if a sale of property is: (a) accompanied by a leaseback of all or any part of the property for all or part of its remaining economic life; AND (b) the lease meets one of the four lease classification criteria in paragraph 840-10-25-1, the lessee shall account for the lease as a capital lease.  It appears, based on your responses, that your lease meets two of the four lease classification criteria requiring lease accounting.  Specially, you indicated “the present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executor costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at lease inception” and “no single part of the sale lease back transaction has a remaining economic life less than the term of the lease” (i.e. the lease term equals or exceeds 75% of the remaining economic life of the lease term).  In light of these terms, please tell us why you are not accounting for the sale lease-back as a capital lease.

In our previous responses to your letters dated June 2, 2010 and July 8, 2010, in restating the requirements as applicable to our disclosure, there was an administrative error in our first response and an inartful articulation in the second.  To clarify, the present value at the beginning of the lease did not equal or exceed 90 percent of the excess of fair value, and the lease term of the equipment did not exceed 75% of the estimated remaining economic life.  We have corrected and restated our responses below for your convenience with apologies to the staff.

The basis for accounting under FASB ASC 840-40-25 and 30 qualified for sale lease-back accounting because the present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments, representing executory costs such as insurance maintenance, and taxes to be paid by the lessor, including any profit thereof, does not equal or exceed 90% of the excess of the fair value of the leased property to the lessor at lease inception.  The deferred gain on the sale of assets was the dollars received for the assets less the net fixed asset value.  We will include the term of the lease in future filings as requested.

The lease was determined to be an operating lease in accordance with all four criteria of FASB ASC 840-10-25.  Specifically, there is no transfer of ownership at the end of the lease term; the lease offers a purchase price at the end of the term for the fair market value of the equipment; the lease term is less than 75% of the economic life of the equipment; and the payments were as described above.  In compliance with FASB ASC 840-40-25-2, none of the single parts of the sale lease back transaction each has a remaining economic life less than the term of the lease.

With trust that our correction of these two responses clarifies that the sale lease-back did not qualify as a capital lease.

2.
We acknowledge your response to comment 2 of our letter dated July 8, 2010.  Please note that if the lease resulting from the sale lease-back should be accounted for as a capital lease, please tell us how your accounting for the long term deferred gain is consistent with the guidance in FASB ASC 840-40-35-1.

As clarified above, the transaction was recorded as an operating lease consistent with the guidance in FASB ASC 840-40-35-1.

*******

In addition, on behalf of the Company, the undersigned acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses. Should you have any questions concerning the foregoing responses, please contact the undersigned.

Very truly yours,

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.

By: /s/ David A. Garrison
        David A. Garrison, Chief Financial Officer

Cc:  Donald H. LaLiberte, CPA
 Kathleen L. Cerveny, Esq.